REGULATION CROWDFUNDING

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: PBGM RFR Productions LLC
        1628 ½ S. La Brea Ave.,
        Los Angeles, CA 90019

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Revenue Share Units (the "Securities" or "RSUs"), of PBGM RFR Productions LLC, a Delaware limited liability company (the "Company"), at a purchase price of $1.00 per Revenue Share Unit (the "Per Security Price"), upon the terms and conditions set forth herein. The RSUs represent fractional rights in the Revenue Share Agreement set forth in **Exhibit A** to this Subscription Agreement (the "RSA"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the RSA, and by purchasing RSUs, Subscriber understands that Subscriber will become a party to the RSA.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations with respect to such rejected amounts hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 1,000,000 (the "Oversubscription Offering").   The Company may accept subscriptions until January 22, 2025 (the "Termination Date"). Providing that subscriptions for 45,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of this Subscription Agreement and the Company's RSA, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement and the Company's RSA, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by North Capital Private Securities (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the RSA, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement and applicable provisions of the RSA, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. Additionally, holders of the Securities will have no obligation to make payments or contributions to the Company or its creditors solely by reason of their ownership of the Securities.

(d)   Authority for Agreement.   All limited liability company action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto and/or the RSA has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements.   Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements")   have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the RSA and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   No Shareholder or Member Status. Subscriber understands that the RSUs are not ownership interests in the Company, and do not confer shareholder or member status in the Company to Subscriber.

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided to the Intermediary in the Online Acceptance process.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID

COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS PROVIDED TO THE INTERMEDIARY THROUGH THE ONLINCE ACCEPTANCE PROCESS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: 1628 ½ S. La Brea Ave.,

Los Angeles, CA 90019

If to a Subscriber, to Subscriber's address provided to the Intermediary through Online Acceptance;

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 5 and 6 of this Subscription Agreement with respect to the indemnity and jury trial waiver provisions, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or

sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

REVENUE SHARE AGREEMENT

This Revenue Share Agreement (the "**Agreement**" or "**RSA**") is entered into by and between PBGM RFR Productions LLC, a Delaware limited liability company (the "**Company**") and the persons executing a counterpart signature page to this Agreement (each such person, a "**Purchaser**", and together with all other Purchasers and the Company, the "**Parties**").

WHEREAS the Company owns all right, title, and interest, including all intellectual property rights, in and to the media project currently known by its working title "Room For Rent" (the "**Project**"); and

WHEREAS the Company intends this RSA to grant certain rights to Net Revenues generated by the Project to the Purchaser(s) in proportion to their investment in the Project;

WHEREAS, the Company and the Purchaser(s) have executed, or will execute simultaneously with the execution of this Agreement, a Subscription Agreement (the "**Subscription Agreement**") relating to the Company's Offering (as defined further below), pursuant to which the Purchaser(s) will acquire the RSUs (as defined further below) contemplated by this Agreement, and the execution of which is a condition of the Purchaser(s) and the Company entering into this Agreement;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. **Defined Terms**. For this Agreement, certain capitalized terms shall have the meanings ascribed to them in this Section.

"***Business Day***" means any day (other than a Saturday or Sunday) on which commercial banks are authorized to do business and are not required by law or executive order to close in New York, New York.

"***Closing Date***" means the date notification is provided by the Intermediary confirming the completion of the Offering.

"***Intermediary***" means the Andes Capital Group, LLC, who maintains the web-based through which the Offering is being conducted.

"***Fiscal Year***" means the calendar year ending on December 31.

"***Income Statement***" means the quarterly statement of the Company's revenues and expenses which the Company will have prepared no later than 45 days after the end of the fiscal quarter.

"**Investment Amount**" means the cash (or cash equivalent) amount paid by Purchaser, as set forth in the Subscription Agreement, as consideration for the issuance of the RSUs described herein issued by the Company to Purchaser.

"**Net Revenue**" means remaining revenues generated by the Company, after the deduction of any and all fees and expenses arising from or related to (a) development and production of the Project; (b) distribution of the Project, (c) further exploitation of the rights or intellectual property of the Project, (d) fundraising and compliance activities of the Company, (e) production of merchandise or live events by the Company related to the Project; and (f) the business and operations of the Company incurred by the Company in the reasonable business judgment of the Manager (which may include taxes or other reasonable Company expenses). All Net Revenues will be received by the Paying Agent in the Company's escrow account each calendar month, beginning on the first of every month.

"**Offering**" means the Regulation Crowdfunding offering conducted by the Company in which the Company is making offers and sales of the RSUs through the web-based platform maintained by the Intermediary.

"**Paying Agent**" means East West Bank, or any substitute agent appointed, designated, and authorized by the Company under this Agreement.

"**Purchaser**" means any purchaser of one or more RSUs in the Offering and any subsequent holder of any RSU resulting from a Transfer.

"**Purchaser Percentage Interest**" means the total number of RSUs owned by a respective Purchaser divided by the total number of RSUs issued, represented as a percentage.

"**Quarterly Payment**" means the quarterly payment to be made to Purchasers in accordance with each Purchaser's Purchaser Percentage Interest based on the Net Revenue times the Net Revenue Sharing Percentage (from which the applicable Service Fee will be deducted).

"**Regulation Crowdfunding**" means Regulation Crowdfunding promulgated to implement Section 4(a)(6) of the Securities Act of 1933.

"**Special Payment**" means a payment to be made to Purchasers that is separate and apart from a Quarterly Payment. For the avoidance of doubt, the Company is under no obligation to make any Special Payments to Purchasers. The timing and amount of any Special Payment made by the Company shall be entirely in the discretion of the Company. Special Payments will be made in the same manner as a Quarterly Payment, in accordance with each Purchaser's Purchaser Percentage Interest based on the Net Revenue times the Net Revenue Sharing Percentage (from which the applicable Service Fee will be deducted).

"**Net Revenue Sharing Percentage**" means, initially, One-Hundred-Percent (100%), until such time as the Purchaser has been paid, in the aggregate, an amount of Net Revenues through Quarterly Payment(s) and/or Special Payments equal to One-Hundred-and-Twenty Percent (120.0%) of such Purchaser's Investment Amount; and, thereafter, Thirty-Seven-and-a-Half Percent (37.5%). For the avoidance of doubt, "Net Revenues" for this purpose is calculated prior to any deductions of fees or expenses related to effecting a Quarterly or Special Payment, such as those set forth in Section 3 or Section 6 of this Agreement.

"RSU" means a unit representing a fractional interest of the rights applicable to Purchasers under this Agreement.

"RSU Price" means an amount equal to one dollar ($1.00) denominated in U.S. dollars.

"SEC" means the Securities and Exchange Commission or any party they authorize to act on their behalf.

"Service Fee" means the amount specified in Section 6 below.

2. **Issuance of RSUs.** The Purchaser(s) will purchase the RSUs described in this Agreement by executing Subscription Agreement(s), which will set forth the number of RSUs to be purchased by the Purchaser(s) and the total purchase price to be paid by the Purchaser(s) for the issuance by the Company of those RSUs.

3. **Payment Terms.** Subject to Section 6 below (Service Fees), the Company agrees, to the extent there exists Net Revenues, to cause the Paying Agent to make the Quarterly Payments to each Purchaser, commencing with the quarter after the quarter in which the Closing Date occurs, until this Agreement terminates. As an example, if the Closing Date is January 25th, 2025 the first quarter for which the Purchasers will be owed a Quarterly Payment, assuming there is a positive amount of Net Revenue generated by the Project, will be Q2 (i.e. the quarterly period beginning April 1, 2025 and ending June 30, 2025), and such Quarterly Payment will be made by the Paying Agent on or about June 30, 2025. The foregoing notwithstanding, the Company shall not be required to make a Quarterly Payment to any Purchaser if the amount of such payment is equal to or less than Five Dollars ($5.00) to any Purchaser (a "***de minimis Amount***"). For the avoidance of doubt, any de minimis Amount(s) will accrue and become payable with any subsequent Quarterly Payments.

   (a) All payments made by the Paying Agent shall be distributed by the Paying Agent to each Purchaser in accordance with each Purchaser's Purchaser Percentage Interest. If a payment cannot be made because the Purchaser has provided incorrect or incomplete banking information to the Paying Agent, the Paying Agent shall use commercially reasonable efforts to arrange payment to the Purchaser in an alternative method. In such a case, the payment shall be subject to an additional fee, but not in excess of the actual additional cost to the Company or its agents for any wire, ACH or other fees required to be incurred in connection with such alternative payment method. This additional fee will be deducted from the applicable Quarterly Payment (or Special Payment, as applicable) to the Purchaser.

   (b) In the event that the payment made by the Company pursuant to Section 3(a) is less than the Quarterly Payment due under this RSA (based on the Company's Net Revenues reported in its Income Statements), but excluding any de minimis Amounts, the Company shall immediately, no later than thirty (30) days of the discovery of the deficiency, cause the Project to pay a true-up amount to the Paying Agent, and cause the Paying Agent to distribute the portion of the true-up amount due.

4. **Termination.** This Agreement shall automatically terminate in the event of a sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company (a "***Sale***"). Gross proceeds from a Sale shall undergo such adjustments in the same manner as "Net Revenue" under this Agreement, and Purchasers will be entitled to any applicable Quarterly Payment from such Net Revenues. Upon receipt of such Quarterly Payment, this Agreement will terminate, and all obligations of the Company and Purchasers under this Agreement including, but not limited to all of the Company's obligations under this Agreement with respect to payments to RSU holders, shall terminate, and be of no further force and effect. For the avoidance of doubt, no license, option, or other disposition of rights in or to the Project (e.g., in connection with a distribution arrangement) under which the Company retains ownership of the Project shall be deemed a Sale as defined above.

5. **Duty of Good Faith and Fair Dealing**. The Company hereby covenants to each holder of RSUs that it shall act in good faith and with fair dealing in all matters pertaining to the RSUs and the Project. This includes, but is not limited to, the administration, management, and disposition of the Project and/or its underlying intellectual property rights. Without limiting the generality of the foregoing, the Company shall not enter into any transaction or series of transactions involving the Project and/or its underlying intellectual property rights that:
   (a) Are intended to, or would reasonably be expected to, circumvent or undermine the economic benefits entitled to RSU holders; or
   (b) Involve a Sale at a value significantly below fair market value, as would be reasonably determined by an independent and reputable valuation expert;

In the event of a breach of this duty, affected RSU holders reserve all rights to pursue appropriate legal remedies, including but not limited to seeking injunctive relief, damages, and the rescission of transactions violating this Section 5. Notwithstanding the provisions of this Section 5, this Section shall not inhibit the Company's ability to make decisions that are in the best interest of the Company and the RSU holders.

6. **Service Fees.** Notwithstanding Section 3 above, each Quarterly Payment and Special Payment shall be subject to a Service Fee to cover fees and costs incurred by the Paying Agent in effecting such a payment. The Service Fee shall be deducted from the Quarterly Payment or Special Payment, and will be withheld by the Paying Agent.

7. **Company Representations.**
   (a) The Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization and is duly qualified and authorized to do business and is in good standing in all jurisdictions where it is required to be so qualified.
   (b) The Company has the corporate power and authority to: (i) transact the business in which it is engaged or proposes to engage; and (ii) execute, deliver, and perform this Agreement.

(c) The Company has duly executed and delivered this Agreement.

8. **Purchaser Representations**.
   (a) The Purchaser has full legal capacity, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.
   (b) The Purchaser understands that no governmental authority has evaluated this Agreement or made any findings or determinations as to the fairness of this Agreement; and that no independent counsel has been engaged by the Company for the benefit of the Purchaser.
   (c) The Purchaser understands that nothing in this Agreement or any other materials presented to the Purchaser constitutes legal, tax, or investment advice. The Purchaser has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement.
   (d) The Purchaser agrees to maintain a bank account for its Quarterly Payments and/or Special Payments to be deposited into, and promptly notify the Company of any changes relating to the account. If the Purchaser fails to provide a valid bank account to the Company, the Company will hold such Purchaser's funds in escrow, without interest, until a valid account is provided by such Purchaser.

9. **No Ownership**. Nothing herein shall be construed as granting any Purchaser any ownership interest in the Company or the Project, nor any right or authority to be a member of the Company nor participate in the Company's management or control.

10. **Notices**. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

    If to the Company, to: 1628 ½ S. La Brea Ave.,

                                              Los Angeles, CA 90019

    If to a Purchaser, to Purchaser's address provided on the Intermediary's platform during Online Acceptance;

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE PURCHASER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF PURCHASERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. EACH OF PURCHASER(S) AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 OF THIS AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

11. **Permitted Successors and Assigns**. This Agreement is binding upon the Parties and inures to the benefit of the Parties and each Party's respective heirs, executors, administrators, legal representatives, successors, and permitted assigns.

12. **Indemnification**. The representations, warranties and covenants made by the Purchaser herein shall survive the closing of this Agreement. The Purchaser agrees to indemnify and hold harmless the Company, Intermediary, the Paying Agent*,* and each of their respective officers, directors and affiliates, and each other person, if any, who controls the such entity within the meaning of Section 15 of the Securities Act of 1933 against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of

failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any other document furnished by the Purchaser to any of the foregoing in connection with this transaction.

13. **Entire Agreement and Amendments**. This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and each Purchaser. Except as otherwise expressly provided herein, this Agreement represents the entire agreement between the Purchaser(s) and the Company regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

14. **Severability**. If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

15. **Signatures and Counterparts**. This Agreement may be electronically executed in one or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to the other Party. Each Party, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Party's information, such Party's acceptance of the terms and conditions of this Agreement, and confirms such Party's electronic signature to this Agreement. Each Party hereto agrees that (a) such Party's electronic signature as provided through Online Acceptance is the legal equivalent of such Party's manual signature on this Agreement and constitutes execution and delivery of this Agreement to the other Party, establishing such Party's acceptance of the terms and conditions of this Agreement.